Exhibit 4.6

Addendum to Ship Management Agreement

THIS ADDENDUM, constituting an amendment to the Management Agreement (“Addendum”) is entered into on [____] between:

A.	[Name of Owner], with its registered address at [___] (“Owners”); and

B.	V.Ships Greece Ltd., with its registered office at 3rd Floor, Par la Ville Place, 14 Par la Ville Road, Hamilton, HM08, Bermuda (the “Managers”),

each a “Party” and together the “Parties”.

RECITALS:

(A)
A ship management agreement has been entered into between the Owners and the Managers in respect of the motor vessel [_____] with IMO Number: [_____] (the “Vessel”) dated [_____] (the “Management Agreement”).

(B)
New emission schemes relating to greenhouse gas emissions trading schemes (including but not limited to the European Union Emissions Trading System) are being included into law in various jurisdictions and the Parties wish to set out their obligations in facilitating compliance with such emission schemes.

(C)
The Parties also wish to agree on any additional management services that will be required to be provided by the Managers, on behalf of the Owners, to facilitate compliance with the applicable emission schemes.

(D)	The Parties agree to amend the Management Agreement as follows.

OPERATIVE PROVISIONS:

Condition Precedent

1.
This Addendum shall not come into force unless and until the Managers confirm in writing to the Owners that the Owners (or their nominee) have provided to the Managers the requisite Security set out herein (in form and substance acceptable to the Managers). Until such time as the Managers have provided such confirmation in writing to the Owners, the Owners remain the Responsible Entity and this Addendum shall not apply to the Management Agreement. Upon such written confirmation by the Managers, this Addendum shall come into force [_____].

2.
If at any point during the term of the Management Agreement, in accordance with this Addendum, Security is not in place (or, in the opinion of the Managers, is not acceptable), including, for the avoidance of doubt, any Adjustments to the Security, for whatever reason, and in case the Owners have not rectified and provided the agreed Security within 5 business days from a written notice from the Managers to the Owners, the Managers shall have the right to terminate this Addendum (and at the Managers discretion the Management Agreement) forthwith. In the event of such a termination, Owners shall or shall procure that they or any other party acceptable under the Emission Scheme be the Responsible Entity and assume all responsibility and liability, past, present and future howsoever arising with respect to any and all Emission Schemes.

1/9

Management Agreement

1.	Except as hereby amended, all definitions, terms and conditions of the Management Agreement apply to this Addendum and remain in full force and effect.

2.	The Parties hereby agree as follows and the following words and expressions are hereby added to the Management Agreement:

The Parties agree to amend the Management Agreement as follows:

New Clause

“Emission Allowances” means an allowance, credit, quota, permit or equivalent, representing a right of a Vessel to emit a specified quantity of greenhouse gas emissions recognised by the Emission Scheme.

“Emission Data” means data and records of the Vessel’s emissions in the form and manner necessary to calculate its Emission Allowances.

“Emission Scheme” means a greenhouse gas emissions trading scheme which for the purposes of this Clause shall include the European Union Emissions Trading System and any other similar systems imposed by applicable lawful authorities that regulate the issuance, allocation, trading or surrendering of Emission Allowances.

“Responsible Entity” means the party responsible for compliance under the Emissions Scheme(s) applicable to the Vessel by law, regulation and/or agreement.

Where the Managers are made the Responsible Entity under any Emission Scheme(s) applicable to the Vessel, or assume that responsibility by mandate from the registered owners or by agreement between the Parties in accordance with such Emission Scheme(s), the following shall apply:

Emission Data

(a)
The Managers shall provide the Owners with Emission Data in a timely manner and in accordance with the Emission Scheme together with the calculation of the Emission Allowances required. Such Emission Data shall be verified by an accredited verifier as required under the Emission Scheme and if required by Owners audited by an independent party approved by them, at the Owners’ expense.

(b)
Where the Owners require Emission Data in respect of a specific voyage, the Owners shall pay to the Managers a fee of USD 100 per voyage for such verified Emission Data, in any area subject to an Emission Scheme applicable to the Vessel, which shall include the fees of the accredited verifier.

2/9

(c)
The Managers shall monitor and report Emission Data to the administering authority, as well as submit the applicable Emission Allowances to the competent authority, in accordance with the Emission Scheme(s) applicable to the Vessel and subject to the provisions of this Addendum.

Emission Allowances

(d)
The Managers have provided the Owners with a calculation of the Emission Allowances incurred by the Vessel prior to the date of this Addendum, together with an estimate of the Emission Allowances that the Vessel is expected to incur up to and including the following quarter of the Emission Scheme period (“Initial Period”). The Owners shall within ten business days of signing this Addendum provide the Managers (the Company or Managers’ nominee) with security in the form of either (i) a standby letter of credit substantially in the form set out in Schedule 1 hereto; or (ii) a parent company guarantee in a format acceptable to the Managers (limited to a maximum amount of 50% of the combined actual and estimated values of the Emission Allowances at any one time) and remittance to the Managers by the Owners (or their nominee) of a maximum of 50% of the estimated Emissions Allowances for the ensuing quarter in accordance with the provisions of this Addendum; or (iii) any other security in form and substance acceptable to the Managers, be it a standby letter of credit or otherwise (in either case, “Security”) in the full amount of the combined actual and estimated values of the Emission Allowances for the Initial Period at the then market price (as determined by the Trader) for purchase of the Emission Allowances, at the Owners’ option. The Owners (or their nominee) will also remit within twenty (20) running days the Emission Allowances incurred so far and up to the date of the Addendum.

(e)
For each subsequent quarter of the then current period of the Emission Scheme, the Managers shall prepare and present in writing to the Owners: (i) any increases in Emission Allowances, compared to the estimated Emission Allowances, incurred by the Vessels in the previous quarter; (ii) the Managers estimate of the Emission Allowances for the ensuing quarter basis the Emission Allowances incurred for the Vessel during the previous quarter; and (iii) any increase in the market price of the Emission Allowances (all together the “Adjustment”). The Owners (or their nominee) shall provide the Managers (the Company or Managers’ nominee) with increased Security for the Adjustment by the 10th (tenth) business day of the last month within the previous quarter.

(f)
On completion of the then current period of the Emission Scheme (“Completed Period”), upon which Emission Allowances are calculated and subsequently become due for surrender (as detailed within the relevant Emission Scheme), the Managers will continue to calculate the amount of Security required on a quarterly basis for the Completed Period and the Owners (or their nominee, as applicable) shall continue to provide additional Security as required until the Owners have provided the Managers (the Company or Managers’ nominee) with the full amount of the Emission Allowances required to fulfil the Managers (the Company or Managers’ nominee) obligations under the applicable Emission Scheme(s).

3/9

(g)
The requirements detailed in (d), (e) and (f) above shall be repeated for subsequent periods covered by Emission Schemes and the initial Security for the first quarter of the forthcoming Emission Scheme period shall be provided to the Managers by the 10th (tenth) business day of the month prior to the commencement of the forthcoming Emission Scheme period.

(h)
In the event the Managers consider it necessary to draw down on or otherwise make a claim or demand under the Security, the Managers shall provide the Owners five business days’ written notice in advance.

(i)
Thirty running days prior to termination of this Management Agreement, the Managers shall prepare and present to the Owners, in writing, their estimates of the Emission Allowances required to fulfil the Managers’ obligations under the applicable Emission Scheme(s) for the Vessel for the current period of the Emission Scheme(s) and any following period should termination not occur in the current period of the Emission Scheme(s) (where the Management Agreement is terminated in circumstances which do not allow thirty days’ notice the Managers shall notify the Owners of said Emission Allowances as soon as possible). Within ten running days of such notification, but not later than the termination of the Management Agreement, the Emission Allowances notified by the Managers shall be transferred by the Owners (or their nominee) to the Managers.

(j)
Any difference between the Emission Allowances estimated according to subclause (i) above and the Emission Allowances actually due under the Emission Scheme(s) applicable to the Vessel, as at the time and date of termination of this Management Agreement and / or the time and date of the release of the Managers from their obligations under the Emission Scheme (whichever occurs latest), shall be reconciled and settled between the Parties within ten running days and following such reconciliation, the Managers (the Company or Managers’ nominee) shall release the Security to the Owners (or their nominee, as may be applicable).

(k)	Notwithstanding the Managers agreeing to be the Responsible Entity, the Owners (or their nominee) are obliged to procure and transfer to the Managers the requisite Emission Allowances.

(l)
Emission Allowances are to be transferred to the Managers within ten business days after receipt by the Owners of the Managers’ written request. In the event that the Owners fail to procure and transfer to the Managers Emission Allowances in accordance with this Addendum, the Manager shall notify the Owners in writing to request rectification within five business days from a such written notice. In such case shall the Owners fail to procure and transfer the Emissions Allowance, the Managers are at liberty to purchase Emission Allowances for the final Emissions Allowances due to the competent authority. Any and all costs and expenses incurred by such purchase shall be for Owners’ account.

(m)
The Parties may agree to the Owners (or their nominee) providing the Managers (the Company or the Managers’ nominee) with the Emission Allowances as replacement for the Security, and when the Owners do so the Managers (the Company or Managers’ nominee) shall reduce the Security requirements in accordance with the value of the Emission Allowances received, as determined by the Trader.

4/9

(n)
The Managers shall surrender the Emission Allowances in accordance with the Emission Scheme(s) applicable to the Vessel, subject always to the Owners (or their nominee) providing such Emission Allowances to the Managers.

(o)
Any Emission Allowances or other Security transferred by the Owners (or their nominee, as may be applicable) to the Managers under this Clause shall be held to the credit of the Owners until surrendered to the administering authority of the Emission Scheme(s) applicable to the Vessel or returned to the Owners.

Management Fees

(p)	The management fees for providing the Owners with the services covered under this Addendum are as follows and shall be reviewed on an annual basis:

	Management Fees Breakdown	(USD)
1	Set-Up Costs	US$4,000 per MOHA
2	Liability Management Fee	US$5,000 for the Vessel per year
3	Emission Management Service Fee	US$550 per EU event per Vessel (capped at US$10,000 annually)

Additional costs & expenses (charged at cost to Owners)
	Price Breakdown	Price
1	OceanScore Technology	Set-Up Price: 250 EUR for the Vessel
Annual Cost: 900 EUR for the Vessel
2	MOHA Maintenance Fee	$500 annually per MOHA (estimated)

With the exception of the MOHA Set-Up Costs and the MOHA Maintenance Fee, the fees, costs and expenses will not be applied until a Vessel commences trading in accordance with the Emission Scheme.

(q)
All reasonable costs and expenses not itemised above, including, but not limited to, the purchase of Emission Allowances, incurred by the Managers in providing the services under this Addendum shall be reimbursed by the Owners at cost against presentation of vouchers / invoices. Owners must pay invoices issued in respect of fees, costs and expenses incurred under this Addendum within thirty running days and if not itemised above after their approval or in accordance with the Trader’s terms and conditions.

5/9

Miscellaneous Provisions

(r)
The Managers’ associated company MARCAS (see Clause 3.3 in the Management Agreement) has developed a strategic partnership with an Emission Allowances trader (“Trader”). The Trader can assist Owners in the opening of trading accounts and the purchasing of Emission Allowances and the procedures involved with the surrendering of the Emission Allowances.

(s)
The Owners accept that any Emission Allowances purchased by the Managers for the Owners is solely at the Owners risk and on the terms and conditions of the Trader, this also applies where the Managers purchase Emission Allowances for the Owners to comply with any Emission Scheme(s).

(t)	All applicable charges in respect of any Security (including without limitation, opening, advising, confirmation, amendment and correspondent charges, charges) shall be for the Owners’ sole account.

(u)
The issuance of any other Security shall not be construed as excluding Owners’ responsibility for making payment of amounts payable to the Managers under the Management Agreement or otherwise when due.

(v)
Any Security shall take effect in accordance with its terms (including any agreed amendment(s) thereto) but such terms shall not alter, add to or in any way affect the provisions of this Management Agreement.

(w)	Any claim, drawing, or demand on any Security paid to the Managers shall be deemed to be a payment of the relevant amount by the Owners.

3.	The following Clause is added to Clause 3.3 – PURCHASING of the Management Agreements:

If requested by Owners for assistance, storage and purchase of Emission Allowances, MARCAS may receive an introductory fee from the Trader in consideration of its activities but does not have any authority or ability to negotiate or vary the terms applicable to the purchase of the Emission Allowances or bind the Trader.

4.	This Addendum shall be governed by and construed in accordance with English law and arbitration as provided in the Management Agreement.

Agreed by the Parties as evidenced by their authorised signatories:

6/9

For and on behalf of [_____]	For and on behalf of V.Ships Greece Ltd.
Name:	Name:
Position:	Position:
Date:	Date:

7/9

Schedule 1 – Form of Standby Letter of Credit

[Date]

[Beneficiary Name]

[Address]

[Attn: xxx]

Issuing Bank: [Issuing Bank Name]

[Address of the Issuing Bank]

(SWIFT CODE: XXXXXXXX)

We hereby open in favour of (Beneficiary) by order of and for the account of our Applicant (Name of Applicant and address), our Irrevocable Standby Letter of Credit No._______ dated　_______ (the “Standby Letter of Credit”) up to the total aggregate amount not exceeding_________ (amount in words) (the “Standby Letter of Credit Amount”).

This Standby Letter of Credit is available with the Issuing Bank by payment upon presentation of the following documents:

In case that the Applicant failed to pay the amount due to the Beneficiary,

(1) Beneficiary’s signed statement evidencing the following:

“We certify that the amount of this drawing (US$....) under Standby Letter of Credit number ……..　of ……. represents funds due to us as ……　has failed to pay the aforementioned amount, in full or in part, in accordance with the terms and conditions of the ship management agreements between Applicant and Beneficiary.”

This Standby Letter of Credit is effective from …….. and our obligations under this Standby Letter of Credit shall expire on …….. (the “Termination Date”) irrespective whether this Standby Letter of Credit is returned to us or not, at our counters, without affecting any liability that we have to you following receipt by us of any written demand from you on or prior to the Termination Date.

All costs and expenses incurred in or arising from the opening, amending and advising in respect of issuance of this Standby Letter of Credit shall be for the Applicant’s account.

The Beneficiary is entitled to make written demands for partial payments or drawings under this Standby Letter of Credit but aggregate amount shall not exceed the Standby Letter of Credit Amount. The amount available for drawing under this Standby Letter of Credit shall be automatically reduced by the amount of any payment(s) made by us in satisfaction of a demand in respect thereof.

8/9

For reimbursement, upon compliance with the terms and conditions of this Standby Letter of Credit, we hereby undertake to effect payment in accordance with your instructions.

We hereby irrevocably agree that all documents drawn under and in compliance with the terms of this Standby Letter of Credit will be duly honoured by us at our counters mentioned in the above paragraphs, on or before the Termination date.

This Standby Letter of Credit is subject to the Uniform Customs and Practice for Documentary Credits, 2007 Revision, International Chamber of Commerce Publication No.600, and as to matters not addressed by UCP shall be governed by English Law.

Duly authorised signatory,

(Issuing Bank)

 9/9